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                 SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


               NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                 UNDER THE INVESTMENT COMPANY ACT OF 1940



                     BERKELEY CAPITAL MANAGEMENT FUNDS

                     _________________________________
                         (Exact Name of Registrant)


   The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

   Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of San Francisco and the state of California on the 15th day of January, 1997.

   BERKELEY CAPITAL MANAGEMENT FUNDS


   By: /s/ DEBORAH A. KEMPER
      ------------------------------
      Deborah A. Kemper
      President, Principal Executive
      Officer, and Sole Trustee


   Attest: /s/ DONALD O. DEMPSTER
          ----------------------------
          Donald O. Dempster
          Vice President and Secretary